Exhibit II

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES CHANGES TO OUR BOARD OF

DIRECTORS

ATHENS, Greece, March 9, 2026 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (the “Company”, “CCEC,” “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today announces that Martin Houston has been appointed Chairman of the company with Keith Forman moving to a new role as Vice-Chairman.

Martin Houston said: “I am immensely proud and privileged to take on the role of Chairman at Capital Clean Energy Carriers as we enter a dynamic period of growth, with the global LNG and LNG shipping markets projected to expand by 50% over next five years. Under Keith’s stewardship as Chairman, the company and its management have successfully navigated a repositioning, now focusing on gas transportation with a focus on LNG shipping. I am delighted that Keith will continue to play an active role in the company’s evolution as Vice-Chairman, providing invaluable support and guidance.”

Keith Forman commented: “It has been a true honor to lead Capital Clean Energy Carriers Corp., and previously

Capital Product Partners L.P., as Chairman over the past eight years. During this time, the Company has achieved significant milestones, including its conversion from a partnership to a corporation, as well as its pivot and expansion into gas shipping. Martin’s vast experience and expertise across all aspects of the LNG market make him exceptionally well-qualified to guide CCEC forward. I look forward to supporting Martin, the board, and the management team in my new capacity as Vice-Chairman.”

Martin Houston Biography

Mr. Houston began his career as petroleum geologist in 1979 and since then has worked worldwide for 46 years, managing all forms of enterprise in the energy industry. He is currently the Chairman of Omega Oil and Gas Ltd. and a Non-Executive Director of Energean plc, BUPA Arabia SA, CC Energy and Singapore GasCo. He is also a Senior Advisor at Moelis and Company. In October 2024, he stepped down as co-founder and Executive Chairman of Tellurian Inc., following the sale of the company. He retired from BG Group in 2014 as Chief Operating Officer and Executive Director after 32 years. Mr. Houston is a Merryck mentor and a Fellow of the Geological Society of London. He is on the Advisory Board of the Center on Global Energy Policy at Columbia University’s School of International and Public Affairs in New York and the Chairman of the Philanthropic Board of Newcastle University. He was an invited member of the National Petroleum Council of the United States for over 15 years. Mr. Houston earned a BSc in geology from Newcastle University and an MSc in petroleum geology from Imperial College, London.

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is a leading platform of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 14 high specification vessels, including 12 latest generation LNG carriers (“LNG/C”), one handy LCO2/multi-gas carrier and one legacy Neo-Panamax container vessel. In addition, CCEC’s under-construction fleet includes nine additional latest generation LNG/Cs, six dual-fuel medium gas carriers and three handy LCO2/multi-gas carriers, to be delivered between the second quarter of 2026 and the first quarter of 2029.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Contact Details

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44 (770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis / Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com

Source: Capital Clean Energy Carriers Corp.

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